SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1 Translation of letter to the Argentine Securities Commission dated May 7, 2025.

1Q25 EARNINGS WEBCAST PRESENTATION Webcast on May 8, 2025 10:00 am ET / 11:00 am BAT Follow the presentation via website: CLICK HERE YPF YPF S.A. CONSOLIDATED RESULTS INVESTOR RELATIONS CENTER https://investors.ypf.com Inversoresypf@ypf.com Margarita.chun@ypf.com IR TEAM MARGARITA CHUN –IR MANAGER VALENTINA LÓPEZ –IR CHRISTIAN GONZÁLEZ –IR

MAIN HIGHLIGHTS OF 1Q25

KPI	1Q25	4Q24	Q/Q Δ	1Q24	Y/Y Δ
Financial
Revenues	4,608	4,751	-3%	4,310	7%
Adjusted EBITDA	1,245	839	48%	1,245	0%
Net Result	(10)	(284)	-96%	657	N/A
CAPEX	1,214	1,320	-8%	1,169	4%
FCF	(957)	64	N/A	(394)	143%
Net Debt	8,336	7,434	12%	7,200	16%
Net Leverage Ratio (x)	1.8	1.6	12%	1.7	6%
Upstream
Hydrocarbon Production (Kboe/d)	552.1	520.6	6%	526.0	5%
Crude Oil (Kbbl/d)	269.9	269.8	0%	255.5	6%
Natural Gas (Mm3/d)	37.3	34.3	9%	36.4	3%
NGL (Kbbl/d)	47.3	35.2	34%	41.8	13%
Crude Oil Price (US$/bbl)	67.9	65.7	3%	68.3	-1%
Natural Gas Price (US$/MBTU)	3.0	3.1	-6%	3.0	0%
Crude Oil Exports (Kbbl/d)	36.4	40.8	-11%	27.1	34%
Shale Oil Production (Kbbl/d)	147.3	138.1	7%	112.3	31%
Total Lifting Cost (US$/boe)	15.3	17.3	-12%	12.9	18%
Core-Hub Lifting Cost (US$/boe)	4.6	4.2	11%	3.3	41%
Midstream & Dw
Crude Processed (Kbbl/d)	318.0	304.1	5%	301.1	6%
Refineries’ Utilization Rate (%)	94%	90%	5%	89%	6%
Local Fuels Volume Sold (Km3)	3,405	3,577	-5%	3,489	-2%
Local Fuels Net Price (US$/m3)	697	685	2%	691	1%
Imported Fuels (Km3)	78	44	78%	142	-45%
R&M Adj. EBITDA (US$/bbl)	14.3	11.2	28%	18.5	-22%

In US$ million, unless noted otherwise. EBITDA = Operating income + Depreciation of PP&E + Depreciation of the right of use assets + Amortization of intangible assets + Unproductive exploratory drillings + (Reversal) / Deterioration of PP&E. Adjusted EBITDA = EBITDA that excludes IFRS 16 effects +/- one-off items. Net Leverage Ratio = Net Debt / LTM Adj. EBITDA. FCF = Cash flow from Operations less CAPEX (Investing activities), M&A (Investing activities), and interest and leasing payments (Financing activities). Fuels = diesel + gasoline. R&M is refining and marketing business, it excludes petrochemicals and agro products.

Adj. EBITDA totaled US$1,245 million (+48% q/q), mostly due to higher prices of fuels and other refined products related to Brent, and OPEX saving from certain mature fields already divested, coupled with the increased value of inventories and processing level of our refineries, ahead of upcoming maintenance stoppage. Also, 4Q24 was affected by an environmental provision, as indicated in that period. All of them were partially offset by a slightly higher cost of oil purchases to third parties.

Interannually, adjusted EBITDA was essentially flat, mainly because the higher shale production and local fuel prices, combined with increased processing level in 1Q25, were offset by a reduced OPEX in 1Q24, impacted by the discrete devaluation of mid-December 2023 (partially counterbalanced by lower value of inventories due to the same devaluation).

Excluding mature fields, 1Q25 proxy adjusted EBITDA would have been US$1,351 million.

CAPEX was US$1,214 million, being -8% q/q mainly due to higher CAPEX deployed in Downstream during 4Q24 (revamping works in our refineries and seasonality), while +4% y/y primarily boosted by shale expansion. 75% was concentrated on unconventional activities (mostly shale), increasing considerably from 65% in 4Q24.

Shale oil production averaged 147 kbbl/d (+7% q/q and 31% y/y), representing 55% of our total oil production (4Q24: 51% and 1Q24: 44%). Oil exports reached 36 kbbl/d, being -11% q/q to deliver more own oil to La Plata refinery, while +34% y/y driven by shale oil expansion.

Progress on our main projects:

•

Mature Fields Exit Program[1] (50 blocks): in early April we signed a MoU with the governor of Santa Cruz Province to move forward with the transfer of the 10 conventional blocks that we operate in that province. From a total of 50 blocks: 11 blocks are divested, 23 blocks in the final stage and 16 blocks in progress.

•

VMOS new oil export pipeline (~550 kbbl/d by 1H27, ~US$3 billion CAPEX): YPF holds the largest stake among the initial shippers (27% = 120/445 kbbl/d). Construction started in Jan-25, now working on the oil pipeline routes and trench excavation. We are targeting Project Finance (70% debt and 30% equity).

•

Argentina LNG: in early May, the SPV for Argentina LNG 1, Southern Energy, obtained the FID approval for a 20-year bareboat charter agreement for 2.45 MTPA FLNG Hilli Episeyo (COD expected by 2027), and added a second agreement for 3.5 MTPA FLNG MKII (COD expected by 2028), subject to FID approval, estimated in 2H25. YPF owns a 25% equity stake in Southern Energy. On the other hand, YPF signed a MoU with Eni, a strategic partner to develop Argentina LNG 3 (~12 MTPA).

[1]	2023 conventional lifting cost was ~US$25/BOE, while shale lifting cost was ~US$5/BOE. Also, 2023 conventional mature fields capex was ~US$800 million.

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Buenos Aires, May 7, 2025 – YPF (BYMA: YPFD | NYSE: YPF2). Information based on financial statements (FS) prepared according to IFRS in force in Argentina. The sum of the parts of certain figures is subject to rounding. The Company’s functional currency is US$.

1. ANALYSIS OF CONSOLIDATED RESULTS OF 1Q25

Consolidated Revenues Breakdown Unaudited Figures, in US$ million	1Q25	4Q24	1Q24	Q/Q Δ	Y/Y Δ
Diesel	1,521	1,581	1,556	-3.8%	-2.2%
Gasoline	1,037	1,022	1,022	1.4%	1.5%
Natural gas as producers (third parties)	306	258	278	18.6%	10.3%
Other	988	1,117	791	-11.6%	24.9%

Total Domestic Market	3,852	3,979	3,646	-3.2%	5.6%

Jet fuel	94	105	154	-10.0%	-38.9%
Grain and flours	133	131	27	1.4%	391.4%
Crude oil	240	262	189	-8.5%	27.0%
Petchem & Other	289	274	294	5.2%	-1.8%

Total Export Market	756	772	664	-2.2%	13.9%

Total Revenues	4,608	4,751	4,310	-3.0%	6.9%

Net Revenues amounted to US$4,608 million (-3% q/q), mainly derived from off-peak seasonal local demand of diesel (especially in retail and agribusiness) and fertilizers, as well as decreased oil export volumes (but higher own oil processed in our refineries), partially offset by increased local fuel prices and higher seasonal demand of natural gas from power plants.

Unaudited Figures, in US$ million	1Q25	4Q24	1Q24	Q/Q Δ	Y/Y Δ
Lifting cost	(758)	(828)	(617)	-8.5%	22.8%
Other Upstream	(147)	(200)	(112)	-26.5%	31.8%
OPEX Downstream	(535)	(573)	(439)	-6.6%	21.9%
Otros Midstream & Downstream	(55)	(131)	(48)	-57.7%	15.4%
LNG & IG, New Energies, Corp. & Other	(249)	(305)	(164)	-18.2%	51.5%

Total OPEX	(1,744)	(2,036)	(1,380)	-14.3%	26.4%

Depreciation & Amortization	(806)	(795)	(652)	1.4%	23.6%
Royalties	(265)	(261)	(258)	1.8%	2.9%
Other costs	(319)	(392)	(272)	-18.8%	17.1%

Total Other Costs	(1,390)	(1,448)	(1,182)	-4.0%	17.6%

Fuels imports (including jet fuel)	(59)	(28)	(99)	113.2%	-40.5%
Crude oil purchases to third parties	(485)	(440)	(375)	10.3%	29.6%
Biofuel purchases	(226)	(212)	(242)	6.5%	-6.6%
Agro products purchases	(119)	(133)	(70)	-10.8%	68.6%
Other purchases	(139)	(206)	(178)	-32.3%	-21.5%
Stock variations	69	(157)	(125)	N/A	N/A

Total Purchases & Stock Variations	(959)	(1,176)	(1,088)	-18.4%	-11.9%

Other operating results, net	(323)	(559)	6	-42.2%	N/A
Impairment of PP&E and inventories write-down	—	(61)	—	N/A	N/A

Operating Costs + Purchases + Impairment of Assets	(4,416)	(5,280)	(3,644)	-16.4%	21.2%

Stock variations include price effects by US$ 5 million in 1Q25, (US$47) million for 4Q24, (US$169) million for 1Q24.

OPEX totaled US$1,744 million (-14% q/q), primarily due to savings from mature fields already divested and an environmental provision during 4Q24, as indicated in that period, plus lower transportation costs in 1Q25, on the back of fuel sales reduction.

Total Other Costs reached US$1,390 million (-4% q/q), mostly explained by the unproductive exploratory drillings recorded in 4Q24, slightly offset by higher depreciation and amortizations.

Purchases & Stock Variations amounted to US$959 million (-18% q/q). Purchases remained stable q/q, as the lower seasonality in natural gas and fertilizers was offset by increased oil prices and oil purchases, particularly to third parties, coupled with diesel imports due to higher processing levels in our refineries. Stock variations reached a positive US$69 million in 1Q25 (compared to a negative US$157 million in 4Q24), mainly explained by stock accumulation of fuels in 1Q25 (compared to stock consumption in 4Q24). Additionally, in 4Q24, we recorded lower value of inventory of oil, driven by reduced prices.

Other operating net results totaled a loss of US$323 million (-42% q/q), primarily explained by lower one-off costs related to mature fields3 (result from changes in fair value of assets held for sale, provision for obsolescence of materials and equipment, provision for severance indemnities, provision (recovery) for operating optimizations and result from sale of assets).

[2]	1 ADR = 1 share. Total issued capital stock amounted to 393,312,793 shares as of March-2025 (51% Argentina Government; 31% NYSE and 18% ByMA).
[3]	Please refer to the figures disclosed on section 2.1 of this Report.

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Consolidated Net Income Breakdown Unaudited Figures, in US$ million	1Q25	4Q24	1Q24	Q/Q Δ	Y/Y Δ
Operating income / (loss)	192	(530)	666	N/A	-71.2%

Income from equity interests in associates and joint ventures	81	133	129	-39.1%	-37.2%
Financial results, net	(256)	(112)	(259)	128.6%	-1.2%

Net result before tax	17	(509)	536	N/A	-96.8%

Income tax	(27)	225	121	N/A	N/A

Net result	(10)	(284)	657	-96.5%	N/A

Net Income before impairment of assets	(10)	(244)	657	-95.9%	N/A

Financial net results recorded a loss of US$256 million (vs. a loss of US$112 million in 4Q24), mostly driven by extraordinary gains from holding financial securities in 4Q24, and lower domestic interest income rates in 1Q25. The income tax recorded a charge of US$27 million (vs. a positive amount of US$225 million in 4Q24), mainly due to the income tax charge of our subsidiaries, while in 4Q24 we accrued a positive income tax effective rate, on the back of lower future tax payables recorded during that period.

Consequently, the net result totaled a loss of US$10 million (vs. a loss of US$284 million in 4Q24).

2. ADJ. EBITDA & CAPEX

2.1 ADJ. EBITDA RECONCILIATION

Reconciliation of Adjusted EBITDA Unaudited Figures, in US$ million	1Q25	4Q24	1Q24	Q/Q Δ	Y/Y Δ
Net result	(10)	(284)	657	-96.5%	N/A
Financial results, net	256	112	259	128.6%	-1.2%
Income from equity interests in associates and joint ventures	(81)	(133)	(129)	-39.1%	-37.2%
Income tax	27	(225)	(121)	N/A	N/A
Unproductive exploratory drillings	—	77	6	N/A	N/A
Depreciation & amortization	806	795	652	1.4%	23.6%
Impairment of PP&E and inventories write-down	—	61	—	N/A	N/A

EBITDA	998	403	1,324	147.6%	-24.6%

Leasing	(85)	(85)	(79)	0.3%	7.4%
Provision for operating optimizations	—	266	—	N/A	N/A
Result from sale of assets	(14)	(6)	—	131.6%	N/A
Result from changes in fair value of assets held for sale	200	260	—	-23.2%	N/A
Provision for severance indemnities	26	—	—	N/A	N/A
Provision for obsolescence of materials and equipment	136	—	—	N/A	N/A
Miscellaneous	(16)	—	—	N/A	N/A

Adjusted EBITDA	1,245	839	1,245	48.4%	0.0%

2.2 ADJ. EBITDA & CAPEX BY SEGMENT

By Segment	1Q25	4Q24	Q/Q Δ	1Q24	Y/Y Δ
Adj. EBITDA
Upstream	766	597	28%	831	-8%
Midstream & Downstream	504	371	36%	576	-12%
LNG & IG	(5)	(3)	63%	(33)	-85%
New Energies	38	34	12%	(14)	N/A
Corp	(36)	(113)	-68%	(7)	413%
Eliminations & Others	(24)	(48)	-50%	(108)	-78%

Total Adj. EBITDA	1,245	839	48%	1,245	0%

CAPEX
Upstream	979	883	11%	935	5%
Midstream & Downstream	204	350	-42%	204	0%
LNG & IG	3	18	-83%	0	627%
New Energies	10	15	-30%	5	109%
Corp	18	54	-67%	25	-27%
Eliminations	—	—	N/A	—	N/A

Total CAPEX	1,214	1,320	-8%	1,169	4%

Note: Midstream & Dw Adjusted EBITDA excludes inventories price effect of oil products, which are included in Eliminations.

Note: According to Relevant Fact released on December 5, 2024, the Company changed the organizational structure of YPF. The main changes are: i) “Gas & Power” segment divided into two segments, “LNG & Integrated Gas” and “New Energies”; ii) “Downstream” segment renamed as “Midstream & Downstream”; iii) Midstream gas business (formerly included in “Gas & Power” segment) reallocated to “Midstream & Downstream” segment. For more information, please refer to the Relevant Fact mentioned above and Note 6 of our Financial Statements.

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3. ANALYSIS OF RESULTS BY SEGMENT

3.1 UPSTREAM

Upstream Financials Unaudited Figures, in US$ million	1Q25	4Q24	1Q24	Q/Q Δ	Y/Y Δ
Crude oil	1,646	1,591	1,559	3.5%	5.6%
Natural gas	394	345	354	14.0%	11.2%
Other	27	33	34	-16.3%	-19.5%

Revenues	2,067	1,969	1,947	5.0%	6.2%

Depreciation & amortization	(602)	(566)	(473)	6.4%	27.2%
Lifting cost	(758)	(828)	(617)	-8.5%	22.8%
Royalties	(262)	(258)	(255)	1.7%	2.7%
Other costs	(564)	(839)	(201)	-32.8%	180.1%

Operating income before impairment of assets	(119)	(522)	400	-77.2%	N/A

Impairment of PP&E and inventories write-down	—	(58)	—	N/A	N/A

Operating income / (loss)	(119)	(580)	400	-79.5%	N/A

Depreciation & amortization	602	566	473	6.4%	27.2%
Unproductive exploratory drillings	—	77	6	N/A	N/A
Impairment of PP&E and inventories write-down	—	58	—	N/A	N/A

EBITDA	483	121	879	299.6%	-45.0%

Leasing	(49)	(44)	(49)	10.0%	-0.4%
Provision for operating optimizations	—	266	—	N/A	N/A
Result from sale of assets	(14)	(6)	—	131.6%	N/A
Result from changes in fair value of assets held for sale	200	260	—	-23.2%	N/A
Provision for severance indemnities	26	—	—	N/A	N/A
Provision for obsolescence of materials and equipment	136	—	—	N/A	N/A
Miscellaneous	(16)	—	—	N/A	N/A

Adjusted EBITDA	766	597	830	28.3%	-7.7%

CAPEX	979	883	935	10.9%	4.7%

Unit Cash Costs Unaudited Figures, in US$/boe	1Q25	4Q24	1Q24	Q/Q Δ	Y/Y Δ
Lifting Cost	15.3	17.3	12.9	-11.8%	18.3%
Royalties and other taxes	6.6	6.7	6.7	-1.9%	-1.6%
Other Costs	3.4	4.3	2.5	-21.4%	36.6%

Total Cash Costs (US$/boe)	25.3	28.3	22.1	-10.8%	14.3%

Revenues totaled US$2,067 million (+5% q/q), mainly driven by higher sales of natural gas (+21%), on the back of peak seasonal demand from power plants and recovery of demand from Mega, under maintenance in 4Q24. Moreover, we recorded higher crude oil price (+3%), partially offset by lower natural gas price (-6%). It is worth noting that total oil volume remained similar as shale oil growth fully offset lower conventional oil.

Lifting cost decreased to US$15.3/BOE (-12% q/q), primarily as a result of lower exposure to mature fields (certain blocks divested in 2024), plus outstanding oil productivity in La Angostura Sur block (south hub). Conventional was US$30.3/BOE (-7% q/q) and unconventional was US$5.2/BOE (-5% q/q). Excluding mature fields, total lifting cost would have been below US$9/BOE.

Zooming into the lifting cost in our shale core hub blocks (at 100% stake), it recorded US$4.6/BOE, a competitive level despite the sequential increase (+11% q/q), mainly derived from higher costs and lower production in La Amarga Chica block, expected to return to normal levels in the following months.

Royalties and other taxes averaged US$6.6/BOE (-2% q/q), mostly due to lower natural gas prices, partially offset by higher gas production and oil prices.

Other costs amounted to US$564 million (-33% q/q), primarily driven by lower costs associated with mature fields mentioned before4, and marginally, unproductive exploratory drillings recorded in 4Q24.

In 4Q24 the Company recognized an impairment charge of PP&E for the gas units in the Northwest Basin.

Adj. EBITDA totaled US$766 million (+28% q/q), mainly boosted by peak seasonal demand of natural gas (especially power plants), increased crude oil prices and lower losses in adjusted EBITDA from mature fields (1Q25: US$106 million vs 4Q24: US$153 million), partially offset by reduced price of natural gas.

CAPEX amounted to US$979 million (+11% q/q), mostly destined for drilling and workover activities. In 1Q25 US$914 million was allocated to unconventional assets (vs. US$861 million in 4Q24).

[4]	Please refer to the “Other operating net results” analysis in section 1 of this Report.

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Unconventional oil drilling and workover activities recorded again strong metrics: (# oil wells)

In terms of efficiencies within our unconventional operations, we continued achieving remarkable results, we averaged 304 meters/day of drilling speed in our core-hub blocks, and 235 stages/set-month of fracking speed. Regarding drilling speed, we began the year at a lower level than expected in some wells of Aguada del Chañar block, but we bounced back during March, reaching the fastest unconventional drilling speed in this same block: 551 meters/day drilled in 10 days for a well of almost 2,600 meters of lateral length.

Upstream Operating data Unaudited Figures	1Q25	4Q24	1Q24	Q/Q Δ	Y/Y Δ
Net Production Breakdown
Crude Production (Kbbld)	269.9	269.8	255.5	0.1%	5.6%
Conventional	121.2	129.6	140.9	-6.4%	-14.0%
Shale	147.3	138.1	112.3	6.7%	31.2%
Tight	1.4	2.1	2.3	-35.9%	-40.6%

NGL Production (Kbbld)	47.3	35.2	41.8	34.4%	13.2%

Conventional	12.8	9.0	10.6	42.2%	20.5%
Shale	33.8	25.4	29.9	32.8%	12.9%
Tight	0.7	0.8	1.2	-7.0%	-42.6%

Gas Production (Mm3d)	37.3	34.3	36.4	8.9%	2.7%

Conventional	11.4	11.2	13.1	1.9%	-12.6%
Shale	22.2	19.3	18.0	15.3%	23.3%
Tight	3.7	3.8	5.3	-2.8%	-30.0%

Total Production (Kboed)	552.1	520.6	526.0	6.1%	4.9%

Conventional	206.0	209.1	233.8	-1.5%	-11.9%
Shale	320.9	284.8	255.7	12.7%	25.5%
Tight	25.2	26.7	36.5	-5.5%	-31.1%
Average realization prices
Crude Oil (USD/bbl)	67.9	65.7	68.3	3.4%	-0.6%
Natural Gas (USD/MMBTU)	3.0	3.1	3.0	-5.6%	-0.3%

Crude oil production averaged 270 kbbl/d (flat q/q), once again on the back of a solid growth in shale oil (147 kbbl/d; +7% q/q), more than offsetting the contraction in conventional output (-6% q/q), including mature fields (also, certain mature fields were divested in 2024).

Natural gas production grew by +9% q/q, mainly driven by higher seasonal demand from power plants. NGL production increased by +34% q/q, returning to normal levels after the reactivation of Mega facilities.

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3.2 MIDSTREAM & DOWNSTREAM

Midstream & Downstream Financials Unaudited Figures, in US$ million	1Q25	4Q24	1Q24	Q/Q Δ	Y/Y Δ
Diesel (third parties)	1,521	1,581	1,556	-3.8%	-2.2%
Gasoline (third parties)	1,037	1,022	1,022	1.4%	1.5%
Other domestic market	641	695	580	-7.9%	10.4%
Export market	720	739	632	-2.6%	13.8%

Revenues	3,918	4,037	3,790	-2.9%	3.4%

Depreciation & amortization	(165)	(191)	(149)	-13.7%	10.8%
OPEX Downstream	(535)	(573)	(439)	-6.6%	21.9%
Fuels imports (including jet fuel—third parties)	(59)	(28)	(99)	113.2%	-40.5%
Crude oil purchases (intersegment + third parties)	(2,131)	(2,031)	(1,934)	4.9%	10.2%
Biofuel purchases (third parties)	(226)	(212)	(242)	6.5%	-6.6%
Agro products purchases (third parties)	(119)	(133)	(70)	-10.8%	68.6%
Stock variations	104	(150)	116	N/A	-10.9%
Other	(406)	(540)	(414)	-24.9%	-2.1%

Operating income / (loss) before impairment of assets	382	180	560	112.3%	-31.7%

Impairment of PP&E and inventories write-down	—	(3)	—	N/A	N/A

Operating income / (loss)	382	177	560	115.9%	-31.7%

Depreciation & amortization	165	191	149	-13.7%	10.8%
Impairment of assets	—	3	—	N/A	N/A

EBITDA	547	371	709	47.4%	-22.8%

Leasing	(36)	(40)	(30)	-11.4%	18.5%

Adjusted EBITDA	511	331	679	54.6%	-24.7%

Inventories price effect of oil products	7	(41)	102	N/A	-93.2%

Adjusted EBITDA excl. inventories price effect of oil products	504	371	576	35.8%	-12.5%

CAPEX	204	350	204	-41.8%	-0.1%

Stock variations include price effects by US$ 8 million in 1Q25, (US$40) million for 4Q24, US$102 million for 1Q24.

Revenues totaled US$3.9 billion (-3% q/q), mainly explained by lower seasonal diesel demand (especially in retail and agribusiness) and fertilizers, in addition to a decline in oil exports, driven by a higher vertical oil integration with our La Plata refinery, and discontinuation of jet fuel sales in our subsidiary in Chile. These effects were partially offset by better local fuel prices and growing jet fuel sales in the local market (higher demand and prices).

OPEX Downstream amounted to US$535 million (-7% q/q), primarily because of higher maintenances in 4Q24, while in 1Q25 we recorded lower fuel transportation costs, on the back of fuel sales reduction.

Fuel imports reached US$59 million (+113% q/q), mostly driven by higher diesel volumes, especially to accumulate stock and prepare for the upcoming maintenances in 2Q25. As a result, fuel imports remained at low levels, representing only 2% of total fuel sales, compared to 1% in 4Q24 and 4% in 1Q24.

Crude oil purchases (including intersegment) were US$2,131 million (+5% q/q), mostly due to higher oil prices and higher volumes purchased from third parties, in line with increased processing levels, ahead of the upcoming maintenances mentioned above. Biofuel purchases rose 6% q/q, mainly due to a 10% growth in biodiesel (+8% in volume and +2% in price), especially for restocking purposes, and 4% increase in bioethanol (+5% in volume but -1% in price), in line with gasoline production. Agro products purchases declined 11% q/q, primarily in line with lower seasonal sales of fertilizers mentioned before.

Stock variations totaled a positive US$104 million (vs. a negative US$150 million in 4Q24), mainly due to a substantial increase in inventory’s restock in 1Q25, aimed at preparing for the upcoming maintenance shutdown, compared to an inventory’s consumption in 4Q24. This was also coupled with a higher price of oil in 1Q25.

Other costs decreased 25% q/q, mainly due to an environmental provision as indicated in 4Q24, while in 1Q25 we discontinued jet fuel operations in our subsidiary in Chile.

Adj. EBITDA, excluding inventories price effect of oil products, totaled US$504 million (+36% q/q), mainly boosted by higher prices of local fuels and other refined products linked with better international prices, while in 4Q24 we recorded an environmental provision and increased costs related to higher maintenances, partially offset by lower seasonal diesel demand.

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Adj. EBITDA of the Refining & Marketing business, in unit terms, reached US$14.3/bbl (+28% q/q), boosted by local fuel price increase and continuous efficiencies gained, such as optimized energy consumption and steam and gas recoveries.

CAPEX was US$204 million (-42% q/q): 53% refining, 22% midstream (O&G), 20% logistics and 5% others.

In our refineries, CAPEX was allocated on the following main projects:

•

New fuel specifications project, to comply with the Resolution No. 492/2023 of the Secretary of Energy. In that sense, the construction of a new diesel oil hydrotreatment unit at Luján de Cuyo refinery continued making progress, expecting to be operational in 1H26.

•	Revamping of topping units at Luján de Cuyo refinery, which is expected to be in place in 3Q25, and the revamping of topping unit at Plaza Huincul refinery, completed in March 2025.

In our midstream oil business unit, we continued moving forward with our main projects:

•

VMOS (Allen – Punta Colorada, ~440 km oil export dedicated pipeline): construction started in January 2025. So far, total commitment from initial shippers amounts to 445 kbbl/d and YPF holds the largest stake (120 kbbl/d; 27%). Regarding potential transport capacity, it is expected to reach ~180 kbbl/d in 4Q26, increasing to ~550 kbbl/d in 1H27, expandable to 700 kbbl/d by 2028 onwards, if necessary.

•	Evacuation to the Atlantic: our subsidiary Oldelval completed its expansion of 210 kbbl/d during last April, reaching a total evacuation capacity of 540 kbbl/d.

•

VMOC (Loma Campana – Allen, ~130 km pipeline): the construction of the pipeline was completed in April, starting to be operational in 2Q25, allowing further evacuation capacity from Vaca Muerta, and working as a serving connection point to Oldelval system.

•

Connection of new areas and expansion of storage capacity: we continued the revamping works of Puesto Hernández – Luján de Cuyo oil pipeline, aimed at increasing the transport capacity from the Neuquina basin to Luján de Cuyo refinery, expected to be completed in 2Q25.

In our midstream gas business unit, we also continued making progress on our main projects:

•	Fully Revamping of the natural gas treatment plant at Loma La Lata, increasing the current capacity of the plant and improving the treatment of associated gas.

•

South Hub gathering project to expand gas processing capacity at Sierra Barrosa treatment plants. We already completed the first stage in 2024, and launched the second phase in 1Q25, expecting to complete the project in 2027.

•	North Hub gathering project, construction of a gas pipeline connecting Narambuena and Bajo del Toro blocks with El Portón Industrial Complex, expecting to be operational in 2027.

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Midstream & Downstream Operating data Unaudited Figures	1Q25	4Q24	1Q24	Q/Q Δ	Y/Y Δ
Crude processed (Kbbld)	318.0	304.1	301.1	4.6%	5.6%
Refinery utilization (%)	94.1%	90.0%	89.1%	411bps	499bps

Nominal capacity at 337.94 Kbbl/d since 1Q24.

Sales volume to third parties (YPF stand alone)
Sales of refined products (Km3)	4,839	4,936	4,692	-2.0%	3.1%

Total domestic market	4,260	4,387	4,140	-2.9%	2.9%
of which Gasoline	1,480	1,500	1,512	-1.4%	-2.1%
of which Diesel	1,925	2,077	1,977	-7.3%	-2.6%
Total export market	579	549	551	5.5%	5.1%

Sales of petrochemical products (Ktn)	109	145	152	-24.8%	-28.3%

Domestic market	58	64	65	-9.2%	-10.3%
Export market	51	81	87	-37.3%	-41.8%

Sales of fertilizers, grain and flours (Ktn)	396	483	202	-18.1%	95.6%

Domestic market	82	203	140	-59.5%	-41.2%
Export market	313	279	62	12.1%	405.4%

Net average prices
Gasoline (USD/m3) (domestic market)	640	637	622	0.4%	2.8%
Diesel (USD/m3) (domestic market)	743	720	746	3.2%	-0.4%
Petrochemical & others refined products (USD/bbl)	74	68	71	8.0%	3.4%

Net Average domestic prices for gasoline and diesel are net of taxes, commissions, commercial bonuses and freights.

Crude oil processed averaged 318 kbbl/d (+5% q/q), recording a strong refinery utilization of 94%, mainly due to a better performance at La Plata Refinery (which was affected by a maintenance stoppage in 4Q24), partially offset by maintenance shutdowns in Plaza Huincul and Luján de Cuyo refineries.

Domestic fuels sales volumes recorded 3,405 km3 (-5% q/q), but below market contraction (slightly gaining market share), mainly driven by lower seasonal diesel demand (-7% q/q), also explained by the fact that Q1 has fewer days than Q4.

Petrochemicals sales volumes declined 25% q/q, due to lower foreign and local methanol demand.

Fertilizers, grain and flours sales volumes decreased 18% q/q, mostly explained by lower seasonal demand of fertilizers.

Net average fuels prices in the domestic market measured in dollar terms increased 2% q/q, driven by the price adjustments to converge with international parties. As a result, the gap with import parities remained in positive territory at 1%, compared to 3% in 4Q24 and minus 7% in 1Q24.

Prices for petrochemical & other refined products expanded by 8% q/q, aligned with an upward trend in international prices of petrochemical and certain refined products, primarily coal, LPG and methanol.

3.3 LNG & INTEGRATED GAS

LNG & Integrated Gas Unaudited Figures, in US$ million	1Q25	4Q24	1Q24	Q/Q Δ	Y/Y Δ
Natural gas (intersegment + third parties)	383	341	352	12.4%	8.9%
Other	17	21	14	-17.1%	17.6%

Revenues	400	361	366	10.7%	9.3%

Depreciation & amortization	(1)	(1)	(0)	-40.3%	50.2%
Natural gas purchases (intersegment + third parties)	(405)	(344)	(352)	17.7%	15.3%
Operating cost & Other	1	(20)	(47)	N/A	N/A

Operating income before impairment of assets	(5)	(4)	(33)	N/A	-84.8%

Impairment of PP&E and inventories write-down	—	—	—	N/A	N/A

Operating income	(5)	(4)	(33)	N/A	-84.8%

Depreciation & amortization	1	1	0	-40.3%	50.2%

EBITDA	(4)	(3)	(33)	57.6%	-63.3%

Leasing	(0)	—	—	N/A	-92.8%

Adjusted EBITDA	(5)	(3)	(33)	75.2%	-85.0%

CAPEX	3	18	—	-83.0%	N/A

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Adj. EBITDA reached a negative US$5 million (vs. a negative US$3 million in 4Q24), mainly because the decreased natural gas price, as producer, and lower seasonal residential demand were partially offset by higher seasonal demand from power plants and the recovery of sales to Mega (unavailable in 4Q24).

Regarding the main project, we made progress in:

•

Argentina LNG Project: in early May, the SPV for Argentina LNG 1, Southern Energy, obtained the FID approval for a 20-year bareboat charter agreement for 2.45 MTPA FLNG Hilli Episeyo (COD expected by 2027), and added a second agreement for 3.5 MTPA FLNG MKII (COD expected by 2028), subject to FID approval, estimated in 2H25. YPF owns a 25% equity stake in Southern Energy. On the other hand, YPF signed a MoU with Eni, a strategic partner to develop Argentina LNG 3 (~12 MTPA).

3.4 NEW ENERGIES

New Energies Unaudited Figures, in US$ million	1Q25	4Q24	1Q24	Q/Q Δ	Y/Y Δ
Natural gas retail (third parties)	147	169	63	-13.2%	134.2%
Other	45	40	15	13.6%	195.3%

Revenues	192	209	78	-8.1%	146.2%

Depreciation & amortization	(14)	(11)	(11)	28.5%	32.4%
Natural gas purchases (intersegment + third parties)	(57)	(77)	(41)	-25.0%	40.2%
Operating cost & Other	(96)	(98)	(51)	-2.1%	87.8%

Operating income before impairment of assets	24	23	(25)	N/A	N/A

Impairment of PP&E and inventories write-down	—	—	—	N/A	N/A

Operating income	24	23	(25)	N/A	N/A

Depreciation & amortization	14	11	11	28.5%	32.4%
Impairment of PP&E and inventories write-down	—	—	—	N/A	N/A

EBITDA	38	34	(14)	12.2%	N/A

Leasing	—	—	—	N/A	N/A

Adjusted EBITDA	38	34	(14)	12.2%	N/A

CAPEX	10	15	5	-29.8%	109.4%

Adj. EBITDA totaled US$38 million (+12% q/q), primarily explained by our subsidiary Metrogas, which increased other transportation and distribution revenues and marginally reduced operating costs and others, partially offset by lower seasonal demand of natural gas.

4. LIQUIDITY AND SOURCES OF CAPITAL

4.1 CASH FLOW SUMMARY

Summary Consolidated Cash Flow Unaudited Figures, in US$ million	1Q25	4Q24	1Q24	Q/Q Δ	Y/Y Δ
Cash BoP	1,118	877	1,123	27.5%	-0.4%
Net cash flow from operating activities	850	1,663	1,089	-48.9%	-21.9%
Net cash flow from investing activities	(1,383)	(1,400)	(1,208)	-1.2%	14.5%
Net cash flow from financing activities	354	(1)	312	N/A	13.5%
FX adjustments & other	(1)	(21)	(7)	-95.2%	-85.7%

Cash EoP	938	1,118	1,309	-16.1%	-28.3%

Investment in financial assets	292	390	290	-25.1%	0.7%

Cash + short-term investments EoP	1,230	1,508	1,599	-18.4%	-23.1%

FCF	(957)	64	(394)	N/A	142.9%

FCF = Cash flow from Operations less capex (Investing activities), M&A (Investing activities), and interest and leasing payments (Financing activities).

Free cash flow reached a negative US$957 million, despite CAPEX was fully compensated by adj. EBITDA, mainly due to the impact of mature fields: (i) -US$230 million. Moreover, we disbursed -US$211 million to M&A activities, primarily for the acquisition of Sierra Chata, contributions and prepayments to affiliates for -US$102 million and paid debt service for -US$221 million. Lastly, working capital variations and other items further pushed our free cash flow down to negative -US$224 million.

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In terms of liquidity, our cash and short-term investments decreased to US$1,230 million by the end of March 2025, a contraction of 18% vs. 4Q24.

4.2 NET DEBT

Net debt breakdown Unaudited Figures, in US$ million	1Q25	4Q24	1Q24	Q/Q Δ
Short-term debt	2,023	1,907	1,559	6.1%
Long-term debt	7,543	7,035	7,240	7.2%

Total debt	9,566	8,942	8,799	7.0%

Avg. Interest rate for AR$-debt	32.9%	32.9%	75.4%
Avg. Interest rate for US$-debt	6.4%	6.5%	6.8%
% of debt in AR$	0.3%	0.6%	3.2%

Cash + short term investments	1,230	1,508	1,599	-18.4%

% of liquidity dollarized	69.3%	69.5%	109.0%

Net debt	8,336	7,434	7,200	12.1%

Average interest rates for AR$ and US$ debt refer to YPF on a stand-alone basis.

As of March 31, 2025, YPF’s consolidated net debt totaled US$8,336 million (+US$902 million q/q), mostly due to new international and local issuances, growing gross debt to US$9,566 billion, while diminishing cash and short-term investments, as explained above. As a result, our net leverage ratio increased from 1.6x in 4Q24 to 1.8x in 1Q25. We expect leverage to return to a range between 1.5x to 1.6x after we close the mature fields transaction.

In terms of financing, during 1Q25 we issued a 9-year unsecured international bond for US$1.1 billion at a yield of 8.50%. The proceeds were disbursed to: (i) refinance Jul-25 Notes (US$757 million) through a cash tender offer, prepaying US$315 million in Jan-25, and a “make-whole” call option for the balance in Feb-25; and (ii) acquire 54.45% of Sierra Chata shale gas block in Vaca Muerta.

In the local capital market, we issued two new bonds denominated in “Dollar MEP” for a total of US$200 million: (i) US$140 million: 2-year tenor at 6.25%; and (ii) US$60 million: 6-month tenor at 3.5%.

After 1Q25, we issued in the local market: (i) a US$-linked bond for US$204 million, with a 15-month tenor at 3.95%; and (ii) a hard-US$ bond for US$140 million, with a 2-year tenor at 7%.

Additionally, during 1Q25 YPF’s credit rating was upgraded in two agencies, after the upgrade in sovereign ratings: Moody’s (from Caa3 to Caa1 with a stable outlook) and S&P (from CCC to B+).

Regarding our maturity profile, for the remaining 9 months of 2025, the Company faces around US$800 million of manageable maturities, mostly local: US$440 million of short-term trade facilities with local banks; US$180 million of export-backed bond amortizations; US$280 million of local bonds and promissory notes, from which US$147 million have already been refinanced with the latest local issuance; and US$51 million with CAF and

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other financial loans. The following chart shows our consolidated principal debt maturity profile as of March 31, 2025:

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5. TABLES

5.1 CONSOLIDATED BALANCE SHEET

Consolidated Balance Sheet
Unaudited Figures	31-Mar-25	31-Dec-24
Non-current Assets
Intangible assets	594	491
Properties, plant and equipment	18,957	18,736
Assets for leasing	656	743
Investments in companies and joint ventures	2,104	1,960
Deferred tax assets, net	309	330
Other receivables	438	337
Trade receivables	2	1
Investment in financial assets	0	0

Total Non-current Assets	23,060	22,598

Current Assets
Assets held for disposal	1,534	1,537
Inventories	1,617	1,546
Contract assets	25	30
Other receivables	634	552
Trade receivables	1,614	1,620
Investment in financial assets	292	390
Cash and cash equivalents	938	1,118

Total Current Assets	6,654	6,793

Total Assets	29,714	29,391

Total Shareholders´ Equity	11,908	11,870

Non-current Liabilities
Provisions	1,079	1,084
Deferred tax liabilities, net	95	90
Contract liabilities	149	114
Income tax payable	2	2
Other taxes payable	0	0
Salaries and social security	33	34
Liabilities from leasing	344	406
Loans	7,543	7,035
Other liabilities	136	74
Accounts payable	6	6

Total non-current Liabilities	9,387	8,845

Current Liabilities
Liabilities directly associated with assets held for sale	2,087	2,136
Provisions	115	116
Contract liabilities	83	73
Income tax payable	138	126
Other taxes payable	226	247
Salaries and social security	428	412
Liabilities from leasing	349	370
Loans	2,023	1,907
Other liabilities	260	410
Accounts payable	2,710	2,879

Total Current Liabilities	8,419	8,676

Total Liabilities	17,806	17,521

Total Liabilities and Shareholders’ Equity	29,714	29,391

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

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5.2 CONSOLIDATED INCOME STATEMENT

Income Statement Unaudited Figures, in US$ million	1Q25	4Q24	1Q24	Q/Q Δ	Y/Y Δ
Revenues	4,608	4,751	4,310	-3.0%	6.9%

Costs	(3,329)	(3,756)	(3,019)	-11.4%	10.3%

Gross profit	1,279	995	1,291	28.5%	-0.9%

Selling expenses	(528)	(536)	(467)	-1.5%	13.1%
Administrative expenses	(206)	(261)	(141)	-21.1%	46.1%
Exploration expenses	(30)	(108)	(23)	-72.2%	30.4%
Impairment of PP&E and inventories write-down	—	(61)	—	N/A	N/A
Other operating results, net	(323)	(559)	6	-42.2%	N/A

Operating income	192	(530)	666	N/A	-71.2%

Income of interests in companies and joint ventures	81	133	129	-39.1%	-37.2%
Financial Income	16	47	36	-66.0%	-55.6%
Financial Cost	(285)	(258)	(336)	10.5%	-15.2%
Other financial results	13	99	41	-86.9%	-68.3%
Financial results, net	(256)	(112)	(259)	128.6%	-1.2%

Net profit before income tax	17	(509)	536	N/A	-96.8%

Income tax	(27)	225	121	N/A	N/A

Net profit for the period	(10)	(284)	657	-96.5%	N/A

Net profit for shareholders of the parent company	(16)	(290)	649	-94.5%	N/A
Net profits for non-controlling interest	6	6	8	0.0%	-25.0%
Earnings per share attributable to shareholders of the parent company
(basic and diluted)	(0.04)	(0.74)	1.66	-94.6%	N/A

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

6. ABOUT YPF

YPF is the largest energy company in Argentina, fully integrated in the oil and gas value chain. Our main businesses are: (i) in the upstream, we produce ~40% and ~30% of the country’s oil and gas, respectively, and we are the largest shale producer in Vaca Muerta, in process of divestment of conventional mature fields; (ii) in the downstream, we operate 3 refineries (~50% of Argentina’s refining capacity) and lead the local diesel and gasoline sales (market share >55%); and (iii) in gas and power, Metrogas, our subsidiary, distributes ~25% of the country’s natural gas, while YPF Luz, our affiliate, is the third largest power generation company in Argentina. The Government is the controlling shareholder with a 51% stake, and YPF is listed in the NYSE and ByMA.

7. DISCLAIMER

Additional information about YPF S.A., a sociedad anónima organized under the laws of Argentina (the “Company” or “YPF”) can be found in the “Investors” section on the website at www.ypf.com.

This document does not constitute an offer to sell or the solicitation of any offer to buy any securities of the Company, in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities Exchange Commission (“SEC”), the Comisión Nacional de Valores (Argentine National Securities and Exchange Commission, or “CNV”) or an exemption from such registrations.

No reliance may be placed for any purpose whatsoever on the information contained in this document or on its completeness. Certain information contained in this document may have been obtained from published sources, which may not have been independently verified or audited. No representation or warranty, express or implied, is given or will be given by or on behalf of the Company, or any of its affiliates (within the meaning of Rule 405 under the Act, “Affiliates”), members, directors, officers or employees or any other person (the “Related Parties”) as to the accuracy, completeness or fairness of the information or opinions contained in this document or any other material discussed verbally, and any reliance you place on them will be at your sole risk. Any opinions presented herein are based on general information gathered at the time of writing and are subject to change without notice. In addition, no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) is or will be accepted by the Company or any of its Related Parties in relation to such information or opinions or any other matter in connection with this document or its contents or otherwise arising in connection therewith.

This document may also include certain non-IFRS (International Financial Reporting Standards) financial measures which have not been subject to a financial audit for any period. The information and opinions contained in this document are provided as at the date of this document and are subject to verification, completion and change without notice.

This document includes “forward-looking statements” concerning the future. The words such as “believes,” “thinks,” “forecasts,” “expects,” “anticipates,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions are included with the intention of identifying statements about the future. For the avoidance of doubt, any projection, guidance or similar estimation about the future or future results, performance or achievements is a forward-looking statement. Although the assumptions and estimates on which forward-looking statements are based are believed by our management to be reasonable and based on the best currently available information, such forward-looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.

Forward-looking statements speak only as of the date on which they were made, and we undertake no obligation to release publicly any updates or revisions to any forward-looking statements contained herein because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this document. Further information concerning risks and uncertainties associated with these forward-looking statements and YPF’s business can be found in YPF’s public disclosures filed on EDGAR (www.sec.gov) or at the web page of the Argentine National Securities and Exchange Commission (www.argentina.gob.ar/cnv).

You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements. This document is not intended to constitute and should not be construed as investment advice.

The information contained herein has been prepared to assist interested parties in making their own evaluations of YPF.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 7, 2025	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer